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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                                 Aviall, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  05366B 10 2
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                                Kurt Butenhoff
                          c/o Bear Stearns & Co. Inc.
                                245 Park Avenue
                             New York, N.Y. 10167
                                (212) 272-6849
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 24, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 29 Pages

                            Exhibit Index on Page 8

                                                                 SEC 1746(12-91)

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                                 SCHEDULE 13D


CUSIP No.  05366B 10 2                                     Page 2 of __ Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Mandarin, Inc.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                               (b)  /x/


3  SEC USE ONLY



4  SOURCE OF FUNDS*

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bahamas

                     7  SOLE VOTING POWER
 NUMBER OF                  0
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY                  1,506,700
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                    0
   WITH
                     10 SHARED DISPOSITIVE POWER
                            1,506,700


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,506,700




12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            7.74%


14  TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                       2 of 7


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                                 SCHEDULE 13D


CUSIP No.  05366B 10 2                                     Page 3 of __ Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Joseph Lewis


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                               (b)  /x/


3  SEC USE ONLY



4  SOURCE OF FUNDS*

     Not Applicable


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

                     7  SOLE VOTING POWER
 NUMBER OF                  0
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY                  1,506,700
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                    0
   WITH
                     10 SHARED DISPOSITIVE POWER
                            1,506,700


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,506,700




12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            7.74%


14  TYPE OF REPORTING PERSON*

          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                        2 of 7


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                                 SCHEDULE 13D


CUSIP No.  05366B 10 2                                     Page 4 of __ Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Jane Lewis


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                               (b)  /x/


3  SEC USE ONLY



4  SOURCE OF FUNDS*

     Not Applicable


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United Kingdom

                     7  SOLE VOTING POWER
 NUMBER OF                  0
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY                  1,506,700
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                    0
   WITH
                     10 SHARED DISPOSITIVE POWER
                            1,506,700


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,506,700




12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            7.74%


14  TYPE OF REPORTING PERSON*

          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                        2 of 7

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Item 1.    Security and Issuer

           This statement relates to shares of the Common Stock, $.01 par value per share (the "Common Stock"), of Aviall, Inc. (the "Issuer"). The executive office of the Issuer is located at 20755 Diplomat Drive, Dallas, Texas 75234.


Item 2.    Identity and Background

           Mandarin, Inc. is a Bahamas corporation ("Mandarin") established as an investment vehicle. The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis. The business address of each of Mandarin, Joseph Lewis and Jane Lewis (the "Reporting Persons") is c/o Lewis House, P.O. Box N7776, Lyford Cay, Bahamas, United Kingdom. Mandarin was organized in the Bahamas. Joseph Lewis and Jane Lewis are permanent residents of the Bahamas and are citizens of the United Kingdom. The principal business of Mandarin is investments. The principal occupation of each of Joseph Lewis and Jane Lewis is private investments and serving as directors of Mandarin.

           During the last five years, neither Mandarin, Joseph Lewis or Jane Lewis (i) have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration

           Mandarin has acquired 1,506,700 shares of the Common Stock in open market purchases at various prices and in varying amounts between February 9, 1996 and May 28, 1996. The source of the funds used to acquire such Common Stock was working capital of Mandarin.


Item 4.    Purpose of Transactions.

           The Reporting Persons consider the shares of Common Stock of the Issuer acquired by them to be an attractive investment at the present time and, accordingly, subject to the conditions set forth below, currently intend to continue to purchase or sell Common Stock, as appropriate, through any of the Reporting Persons or otherwise, either in the open market or in privately negotiated transactions.

           The Reporting Persons' primary interest is to maximize the value of their investment in the Issuer. To this end, the Reporting Persons intend continually to review the Issuer's

                              Page 5 of 29 Pages



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business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock, or alternatively, may involve the sale of all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

           Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

           (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

           (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                              Page 6 of 29 Pages

           (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

           (j)  Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer

           Mandarin beneficially owns 1,506,700 shares of Common Stock representing 7.74% of such class of securities. The percentage of shares of Common Stock reported beneficially owned is based upon 19,468,922 shares outstanding as of May 3, 1996 as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, as filed with the Securities Exchange Commission. The Reporting Persons share voting and dispositive power with respect to all of the shares of Common Stock owned by Mandarin.

           The trading dates, number of shares purchased or sold, price and manner of trade for Mandarin during the past sixty (60) days, is set forth in Schedule A hereto. The transactions described above constitute the only transactions in the shares of Common Stock of the Issuer which have been effected by any of the Reporting Persons during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis. Each of Joseph Lewis and Jane Lewis have discretionary authority to vote and dispose of the shares of Common Stock owned by Mandarin.

           In addition to the foregoing, on May 9, 1996, Mandarin entered into an agreement (the "Option Agreement") with Bear Stearns & Co. Inc. pursuant to which Mandarin was granted 1,000 put options (at 100 shares per option) at a strike price of $9.28, with respect to the Common Stock. Such options expire on November 8, 1999. A copy of the Option Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

           Except as noted above, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                              Page 7 of 29 Pages

Item 7.    Material to be Filed as Exhibits

           1. Joint Acquisition Statement as required    Page 9
by Rule 13d-1(f)(1) of the Act.

           2. Option Agreement, dated May 9, 1996,       Page 10
between Mandarin and Bear Stearns & Co. Inc.



           Signature

           The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 1996

                          MANDARIN, INC.



                          By: /s/Joseph Lewis
                              -----------------------------------
                              Joseph Lewis, Director


                          /s/ Joseph Lewis
                          -----------------------------------
                          Joseph Lewis, Individually


                          /s/Jane Lewis
                          -----------------------------------
                          Jane Lewis, Individually


                              Page 8 of 29 Pages